Mail Stop 4561

August 25, 2009

Mr. Keshav Murugesh
Chief Executive Officer and President
Syntel, Inc.
525 E, Big Beaver Road, Suite 300
Troy, Michigan 48083

> **Re: Syntel, Inc.**
> **Form 10-K For the Fiscal Year Ended December 31, 2008**
> **Filed on March 12, 2009**
> **File No. 000-22903**

Dear Mr. Murugesh:

We have reviewed the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1. Business, page 1

1.   You indicate in risk factors that your success depends, in part, on certain proprietary intellectual property rights, and that you rely upon a combination of trade secret, copyright and trademark laws. Please tell us whether you are significantly dependent on one or more of the trademarks you reference. Please consider discussing the importance of intellectual property to your business in future filings. See Item 101(c)(1)(iv) of Regulation S-K.

2.   Your 10-K discloses that American Express and State Street Bank each accounted for 20% of your revenues in fiscal 2008. As such, it appears that you are substantially dependent upon your relationship with State Street Bank and American Express. Please discuss the material terms of your relationships with these entities and advise of the consideration of filing any agreements with these entities as exhibits for purposes of Item 601(b)(10)(ii)(B) of Regulation S-K. In this regard, we note that you have incorporated your shareholder agreement with State Street International Holdings as an exhibit.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Principles of consolidation, pages 61 and 62

3.   Describe your basis for consolidating the joint venture disclosed within this footnote. Cite the accounting literature that supports your accounting (e.g., FIN 46(R) or ARB 51/FASB 141R). We also noted your Risk Factor disclosures in your Form 10-Q for the period ended June 30, 2009 that discusses State Street Bank's right to purchase your interest in the joint venture. Please explain how this right impacted your conclusion to consolidate the joint venture. Tell us your consideration of paragraph 16(d) of FIN 46R. In addition, tell us your consideration of the disclosure requirements outlined in paragraph 23 of FIN 46(R).

Item 9A. Controls and Procedures

Disclosure Controls and Procedures

4.   We believe your disclosure should be reorganized for clarity. We suggest that you provide the complete definition of disclosure controls and procedures when first used; alternatively, you may cite to Rule 13a-15(e). In this regard, we note that your first paragraph addresses the evaluation of your disclosure controls and procedures but sets forth only a partial definition of the term; however, your second paragraph contains the complete definition provided in Rule 13a-15(e). The conclusions of your CEO and CFO in the final paragraph entitled "Conclusions" should be complete and unambiguous. Please confirm, if true, that your disclosure controls and procedures for the relevant period met all of the requirements of Rule 13a-15(e). This comment also applies to your reports filed on Form 10-Q for the quarters ended March 31 and June 30, 2009.

Limitations on the Effectiveness of Controls, page 47

5.   We note your statement that a "control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met." Please revise to state clearly, if true, that your disclosure controls and procedures are *designed to* provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238. This comment also applies to your reports filed on Form 10-Q for the quarters ended March 31 and June 30, 2009.

Changes in Internal Controls Over Financial Reporting, page 48

6.   You state that from "the date of the Controls Evaluation to the date of this Report, there have been no significant changes in Internal Controls or in other factors that have materially affected or could materially affect our Internal Control over financial reporting." Please be advised that Item 308(c) of Regulation S-K requires that you disclose <u>any</u> change in your internal control over financial reporting that occurred during the relevant quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please confirm that there were no such changes in your internal control over financial reporting during your fourth fiscal quarter of 2008. In addition, please provide us with a representation that you will conform your disclosures in future filings to comply with Item 308(c) of Regulation S-K.

Item 11. Executive Compensation (incorporated from definitive proxy materials)

Executive Compensation

Compensation Discussion and Analysis, page 9

General

7.   Your compensation discussion and analysis should provide an expanded analysis of how you arrived at and why you paid each particular level of compensation for 2008. For example, we note minimal discussion and analysis of how the Committee determined specific annual cash incentive awards. We would expect to see a more focused discussion that provides substantive analysis and insight into how the Committee made actual payout determinations for the fiscal year for which compensation is being reported. Refer to paragraphs (b)(1)(iii) and (v) of

Item 402 of Regulation S-K. You should provide complete discussions of the specific factors considered by the Committee in ultimately approving this and other forms of compensation, including the reasons why the Committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions.

8. Please provide clear disclosure that addresses how each compensation component and your decisions regarding these elements fit into your overall compensation objectives and their impact on other elements. See Item 402(b)(1)(vi) of Regulation S-K. Clarify whether you review each element of compensation independently or whether you consider each element collectively with the other elements of your compensation program when establishing the various forms and levels of compensation. In doing so, please provide sufficient quantitative or qualitative disclosure as appropriate of the analyses underlying the Committee's decision to make specific compensation awards and how decisions regarding one type of award motivate the Committee to award or consider other forms of compensation. Explain and place in context how you considered each element of compensation and why determinations with respect to one element may or may not have influenced the Committee's decisions with respect to other allocated or contemplated awards.

9. Please expand your discussion to provide additional analysis of the effect of individual performance on cash compensation. You should provide additional detail and an analysis of how individual performance contributed to actual compensation for the named executive officers. For example, disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the Committee considered in its evaluation. See Item 402(b)(2)(vii) of Regulation S-K.

10. We note that you establish targets and performance goals for your named executive officers. You should disclose the targets and performance goals established for 2008. Similarly, you should disclose the target levels with respect to the specific performance-related factors you identify, namely GAAP revenue and diluted earnings per share. If you believe that disclosure of the targets and performance goals is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide an analysis supporting your conclusion. In particular, your competitive harm analysis should justify why you do not intend to disclose what appear to be historical financial performance objectives, and it should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure.

11.   The compensation discussion and analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers. Refer to Section II.B.1 of SEC Release No. 33-8732A. In this regard, we note the size of some stock awards granted in fiscal 2008 relative to other named executive officers. We would expect to see a detailed analysis of how and why the compensation of your highest-paid named executive officers differs from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, this should be discussed on an individualized basis.

12.   We note your use of peer group analysis and third party survey data. Please clarify whether you use specific peer group compensation percentiles in making compensation decisions. If so, please clarify what consideration you gave to disclosing the actual percentiles for fiscal 2008 compensation and each benchmarked element of compensation. Disclosure in this regard should include a discussion of where you target each element of compensation against the comparator companies and where actual payments fall within targeted parameters.

13.   You indicate that base salary, target annual cash incentives and target long-term equity awards are set after evaluating peer group companies "of similar revenue size in the IT industry." Please identify the companies used to benchmark the compensation of your named executive officers. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 50

14.   Your annual report should include a discussion of your policies and procedures for the review, approval, or ratification of any transaction required to be reported under paragraph (a) of Item 404 of Regulation S-K. While the material features of such policies and procedures will vary depending on the particular circumstances, examples of such features may include, among other things, (i) the types of transactions that are covered by such policies and procedures, (ii) the standards to be applied pursuant to such policies and procedures, and (iii) a statement of whether such policies and procedures are in writing and, if not, how such policies and procedures are evidenced. Refer to Item 404(b) of Regulation S-K.

Item 15. Exhibits and Financial Statement Schedules, page 51

15.   We note that the identification of the certifying individuals at the beginning of
        Exhibits 31.1 and 31.2 as required by Exchange Act Rule 13a-14(a) also includes
        the titles of the certifying individuals. In future filings, the identification of the
        certifying individuals at the beginning of the certifications should be revised so as
        not to include the individual's title. This comment also applies to your reports
        filed on Forms 10-Q for the quarters ended March 31, 2009 and June 30, 2009.

                                    * * * * * * *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please submit all correspondence and supplemental
materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your
filing(s), you may wish to provide us with marked copies of any amendment to expedite
our review. Please furnish a cover letter that keys your response to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing any
amendment and your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

•   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

•   the company may not assert staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United
    States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Michael Johnson, Staff Attorney, at (202) 551-3477 or Barbara C. Jacobs, Assistant Director, at (202) 551-3735. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Stephen G. Krikorian
Accounting Branch Chief